February 7, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ted Moskovitz

Re:	Amedica Corporation
Registration Statement Filed on Form S-1
Registration No. 333-192232

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 29, 2014 and the date hereof 1,258 copies of the Preliminary Prospectus dated January 29, 2014 were distributed as follows: 1,258 to institutional investors and 0 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time, on Tuesday, February 11, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, JMP Securities LLC As representative of the Underwriters

By:	JMP Securities LLC

By:	/s/ Stephen Ortiz
Name: Stephen Ortiz Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]